82-4867

amrad corporation limited
abn 37 [redacted]
victo
telep
facsir
http:

05012181

RECEIVED
2005 NOV -1 A 11:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

To: The Securities and Exchange Commission
Company:
Fax: 0011 1 202 777 1030
From: Robyn Fry - Company Secretary
Fax: (+61 3) 9208 4356
Date: 27 October 2005
Pages: 21
Including cover page

FILE NO. 82-4867

This document and any following pages are intended solely for the named addressee, are confidential and may contain legally privileged information. The copying or distribution of them or any information they contain, by anyone other than the addressee, is prohibited. If you have received this document in error, please let us know by telephone, and then return it by mail to the address above. We shall refund your costs of doing so.

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

Robyn Fry
General Counsel & Company Secretary

PROCESSED
NOV 0 3 2005
THOMSON FINANCIAL

Doc# 105059 v1

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4350
http://www.amrad.com.au

27 October 2005

FILE No. 82-4867

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

Robyn Fry
General Counsel & Company Secretary

Doc# 106999 v1

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4350
http://www.amrad.com.au

27 October 2005

Manager Companies
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Stock Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir

Results of Annual General Meeting - Amrad Corporation Limited

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

Yours faithfully

RM Fry
Company Secretary

Doc# 130876 v1

Amrad Corporation Limited
Annual General Meeting

Proxy Summary
27 October 2005

1a Consideration of Reports

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
31,648,578	17,000	131,200	877,044

The motion was carried on a show of hands as an ordinary resolution.

1b Adoption of Remuneration Report

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
31,442,966	256,269	95,843	878,744

The motion was carried on a show of hands as an ordinary resolution.

2 To re-elect Ms Helen Cameron

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
31,160,161	616,817	36,800	860,044

The motion was carried on a show of hands as an ordinary resolution.

3a To elect Mr Ian Davis

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
31,636,287	76,391	91,100	870,044

The motion was carried on a show of hands as an ordinary resolution.

3b To elect Mr James McKenzie

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
31,426,800	279,078	97,900	870,044

The motion was carried on a show of hands as an ordinary resolution.

3c To elect Dr Andrew Nash

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
31,687,768	41,610	79,200	865,244

The motion was carried on a show of hands as an ordinary resolution.

4 Issue of Options to CEO

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
29,916,434	1,903,544	73,800	459,646

The motion was carried on a show of hands as an ordinary resolution.

5 Issue of Options under ASX Listings Rules

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
30,718,584	1,087,036	62,958	459,646

The motion was carried on a show of hands as an ordinary resolution.

6 **Adoption of New Constitution**

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
31,468,175	97,471	230,132	878,044

The motion was carried on a show of hands as a special resolution.

7 **Change of Company Name**

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
31,252,506	371,284	188,988	861,044

The motion was carried on a show of hands as a special resolution.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

27 October 2005

Amrad Corporation Limited
2005 AGM Chairman's Address

The past year has been one of consolidation and significant progress for your Company.

The composition of your Board has changed. In May this year the former Chairman, Mr Bob Moses retired and the former CEO, Dr Peter Smith, resigned. In August Dr Andrew Nash was appointed Chief Executive Officer and Executive Director of the Company. An employee of the Company for the past nine years, Dr Nash has been instrumental in driving the management of the Company's R&D portfolio resulting in the generation of lead compounds which are anticipated to progress to clinical trials within the next 12 to 18 months. Andrew has been leading the team responsible for the delivery of significant revenue streams from projects that have been partnered with major international pharmaceutical and biotechnology companies. He has the full confidence of the Board, management and staff and the capabilities to lead the Company forward to deliver successful outcomes in the future. Dr Nash will address you shortly to present an overview of the Company's R&D strategy and the progress of our portfolio of projects.

You will have read in the Annual Report of the Company's achievements over the past year. As reported, the strategy to divest non-core projects and to consolidate the Company's focus on the development of new therapies for inflammation and cancer has been successfully implemented. The Company is now well positioned to realise its objective to become a global leader in these fields backed by the Company's strong financial position and the support of a talented and dedicated team led by Dr Nash.

In recognition of completion of this consolidation process and the resulting strengthened focus of the Company's strategic direction, the Board is seeking your approval to adopt the new company name Zenyth Therapeutics Limited. As detailed in the Notice of Meeting, our reasons for the proposed change of name are:

- the completion of the divestment of non-core operations and projects resulting in the refocus of the Company's activities;
- to reflect the significance of the major structural and strategic changes that have been implemented. The proposed change of name is symbolic of a break from the past and the reinvigoration of our commitment to the future; and
- to remove the potential for confusion arising from the ongoing marketing in Australia of pharmaceutical products under the "AMRAD Pharmaceuticals" brand following the divestment of the Company's interest in that business in November 2000.

One Oxford dictionary definition of the word "zenith" is the "highest point of power and prosperity" – this phrase captures the essence of what we are striving to achieve for our shareholders as the Company drives our projects forward.

There has been excellent progress of our most advanced projects over the past 12 months and this has established a solid foundation for recognition of the Company as a leading antibody company with projects of exceptional quality and value. The importance of the relationships with our international partners – Merck & Co., Inc, on the IL-13 receptor asthma project and Cambridge Antibody Technology on the GM-CSF receptor arthritis collaboration – are self-evident and the strength of these relationships represents a significant validation of our intellectual property on these targets. As well as the potential for these projects to generate shareholder value, the Company is already directly benefiting from the completion of project milestones with great success: To date we have received milestone revenue from Merck totalling US$14million which has made a significant contribution to the Company's bottom line result.

As shareholders will appreciate, the expenses associated with drug development, including the costs of manufacturing and clinical studies, are substantial. For smaller biotech companies, these costs and the related overheads are often prohibitive and the lack of resources forces such companies to out-license their projects earlier and for sub-optimal commercial values. The strength of Amrad's financial position affords the Company an enviable flexibility to not only generate new projects for the portfolio but also to build the value of our key projects and to advance them to the stage of Phase II proof-of-concept in patients without recourse to the external funding which inevitably results in the diminution of project value. Expenditure that provides positive safety and proof-of-concept study data simultaneously validates and de-risks a project from an external perspective and generates an exponential uplift in project and shareholder value.

The progression of our most advanced lead projects will continue to be the Company's highest priority. However, at the same time we recognise the importance of a balanced portfolio of projects maintained in equilibrium between early stage discovery research on the one hand and preclinical and clinical development on the other. This approach forms the rationale and basis for maintaining earlier stage pipeline feeder projects as an integral part of the Company's portfolio.

In addition to our current project portfolio the Company also pro-actively monitors and evaluates new project in-licensing and merger and acquisition opportunities. Various industry analysts and commentators have foreshadowed significant consolidation activity in the biotech sector and Amrad is well placed to participate in this process should the appropriate opportunity arise. All such opportunities will be considered in the context of maintaining the momentum that has been achieved over the past year in advancing the Company's lead projects towards the clinic and in focusing our portfolio in the area of antibody based therapies for inflammation and cancer.

As already noted your Company has the capital resources that are essential if our projects are to advance through early phase clinical studies and realise significantly higher milestones and royalty rates on out-licensing prior to Phase III studies. The Board and management fully appreciate the critical importance of prudent management of the Company's capital and a balanced but conservative approach has been adopted by the Board. A measured diversification of the Company's investment risk profile has been maintained over the reporting period and this risk-reward profile will continue to be monitored by the Board.

In addition to the Company's strong cash resources, following the demerger and spin-out of the Avexa anti-infectives business, Amrad has retained a 15.27% shareholding in Avexa, that is, in the order of 21 million shares. Since listing on the ASX, Avexa has reported excellent progress in developing and progressing a dynamic portfolio and the company has some exciting opportunities which may be realized in a relatively short timeframe. The successful progress of these projects may directly impact on the value of both the personal

holdings of Amrad shareholders in Avexa and the investment currently held by Amrad. As at 25 October 2005, the market value of Amrad's shareholding in Avexa was $5.79million.

Whilst the Avexa shareholding is escrowed and Amrad is not in a position to dispose of its shareholding until after 23 September 2006, as a general principle the Company's capital management strategy is not to become an investor in the biotechnology sector. As such Avexa's progress will continue to be monitored and medium term strategies for the investment will be addressed by the Board in advance of expiry of the escrow period. This review by the Board will be undertaken in the context of the Company's capital management strategy requirements and the investment may provide an opportunity to pass on value to Amrad's shareholders through a variety of potential mechanisms.

During the year the Company completed its share buy-back program. Over the 12 month period of the scheme the Company bought back and cancelled 5.4million shares resulting in a reduction of the Company's issued share capital to 125.2 million shares. The maximum amount paid per share during the scheme was 85 cents at pre-demerger share prices and the minimum amount paid per share after the demerger was 45.5 cents, with a total outlay of $3.4million.

Planning activities are already underway as we move our lead projects towards the clinical testing phase of development. As these activities progress and new project opportunities are also identified for evaluation, additional skills and expertise will be required by the Company at Board level to provide advice on drug development and regulatory strategies. We therefore anticipate future changes to the composition of the Board to address this future need and to complement the current Board's skills set and resources.

The Board, together with management, is fully committed to generating substantial financial rewards for delivery to the Company's shareholders in the years ahead. I believe that the realisation of value within the current project portfolio will re-establish Amrad as a leader in the Australian biotech industry and that we have the capability and resources to identify and exploit new opportunities that will contribute to the Company's ongoing future success.

About Amrad

Amrad Corporation Limited is an Australian biotechnology company focused on the development and commercialisation of antibody based therapies in the areas of inflammation and cancer. Amrad has strong intellectual property covering targets such as IL-13R, GM-CSFR and VEGF-B. Further information about Amrad and its projects can be found at www.amrad.com.au

Further information: Mr Ian Davis
Chairman
61 3 8608 2980

amrad

Amrad Corporation Ltd

AGM

October 2005

Amrad

amrad

- Focus and strategy
- FY2005 highlights
- Lead project review
- Product pipeline

Amrad – focus and strategy

amrad

"Amrad's objective is to be a leader in the development and commercialisation of antibody-based therapies for the treatment of inflammation and cancer"

- AVEXA → anti-infectives
- CNSBio → neurologicals

Amrad – focus and strategy

amrad

Biological drugs, such as therapeutic antibodies, are extremely valuable and represent an increasing proportion of new drug approvals in the US

Monoclonal Antibody Sales


Drug Sales (US$m)
6,000
4,000
2,000
0
2004
2009
Year
Remicade
Rituxan
Humira
Erbitux

US new drug approvals


US approvals
60
50
40
30
20
10
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year

Amrad – focus and strategy

amrad

Therapeutic antibody development at Amrad

Current Lead Projects
- IL-13R
- GM-CSFR
- VEGF-B

Antibody Platforms
- Phage display
- Humanization
- Transgenic mice

Internal Expertise
- Translational R&D
- Antibody engineering

New Project Opportunities
- Corporate Partnerships
- New Target IP

Amrad - 2005

amrad

FY2005 highlights

- Amrad portfolio now focused on therapeutic antibodies for inflammatory diseases and cancer
- Merck / IL-13R asthma partnership – lead antibody nominated for manufacturing and preclinical development
- Cambridge Antibody Technology / GM-CSFR arthritis partnership – lead antibody nominated for manufacturing and preclinical development
- Income from license fees and royalties of $8.3m including a further US$3m milestone payment from Merck
- Maintained strong cash position ($51.7m) while progressing major projects
- New opportunities –technologies, targets, clinical programs

IL-13R - asthma

amrad

Amrad / Merck partnership

- Animal studies identify a key role for IL-13 in the development of asthma
- Amrad & Merck are developing therapeutic antibodies that block IL-13 action
- An optimised lead antibody has been selected for manufacturing & preclinical development
- Further preclinical milestone payments expected – important source of revenue
- All future drug development costs to be met by Merck

Next milestone
Commence Phase I clinical studies

Comparison of normal and asthmatic airways


normal
asthmatic

IL-13R - asthma

amrad

Amrad / Merck partnership

- Animal studies identify a key role for IL-13 in the development of asthma
- Amrad & Merck are developing therapeutic antibodies that block IL-13 action
- An optimised lead antibody has been selected for manufacturing & preclinical development
- Further preclinical milestone payments expected – important source of revenue
- All future drug development costs to be met by Merck

Next milestone
Commence Phase I clinical studies



Asthma

- 300 million sufferers worldwide
- Prevalence increasing (>10% of population in Aust, UK & US)
- Accounts for 1 in 250 deaths worldwide
- In the US - asthma costs more than US$14b per year in direct and indirect costs

GM-CSFR – rheumatoid arthritis

amrad

Amrad / CAT partnership

- Animal studies identify a key role for GM-CSF in the development of RA
- Amrad & CAT are developing therapeutic antibodies that block GM-CSF action
- An optimised lead antibody has progressed into manufacturing & preclinical development (CAM3001)
- Amrad & CAT share equally the costs of drug development and future revenues

Next milestone
Commence Phase I clinical studies

Comparison of normal and rheumatoid joint


Normal joint
Synovial membrane
Cartilage
Pannus
Rheumatoid joint
Infiltration of numerous cell types
Lymphocyte
Macrophage
Interdigitating cell
Plasma cell
Neutrophil
Immune complex
Inflamed synovial membrane
normal
rheumatoid

GM-CSFR – rheumatoid arthritis

amrad

Amrad / CAT partnership

- Animal studies identify a key role for GM-CSF in the development of RA
- Amrad & CAT are developing therapeutic antibodies that block GM-CSF action
- An optimised lead antibody has progressed into manufacturing & preclinical development (CAM3001)
- Amrad & CAT share equally the costs of drug development and future revenues

Next milestone

Commence Phase I clinical studies



Rheumatoid Arthritis

- Chronic inflammatory & destructive joint disease
- Affects approximately 1% of population in industrialised world
- Sales of anti-TNF biological drugs for RA exceeded US$4b in 2004
- 50% of patients treated with anti-TNF drugs fail to achieve satisfactory response

Amrad project portfolio

amrad


pipeline research
lead candidate
manufacturing & preclinical
clinical
phase I/II
phase II
Phase III / Market
Asthma / Merck partnership
IL-13R
IL-13R
Arthritis / CAT partnership
GM-CSFR
GM-CSFR
cancer & arthritis / LICR partnership
VEGF-B
12-18 months
Project
cancer / inflammation
pipeline projects

Amrad – looking to the future

amrad

Building and progressing a pipeline of preclinical and clinical programs in inflammation and cancer with a clear product focus

- A balance of clinical and preclinical programs derived from internal R&D activity and project in-licensing
- Internal capacity for value-adding translational R&D - staff and technologies
- Quality projects and quality partnerships
  - Merck partnership on track to deliver further revenues in FY06
  - CAT, world leading antibody company
  - Academic collaborators – WEHI, Ludwig Institute, QIMR
- Financial strength to progress projects through to industry standard defined value points eg. proof-of-concept Phase II clinical studies